FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

15 April 2009

File no. 0-17630

Director/PDMR Shareholding

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:  Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Myles Lee

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Myles Lee

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8. State the nature of the transaction

(i) Grant of options under the CRH 2000 Share Option Scheme

(ii) Award under the CRH 2006 Performance Share Plan

- see details below

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

  11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

(i) and (ii) 14th April 2009

18. Period during which or date on which it can be exercised

(i) 14th April 2012 to 13th April 2019

(ii) Between March 2012 and April 2013

19. Total amount paid (if any) for grant of the option

(i) €1.00

(ii) Nil

20. Description of shares or debentures involved (class and number)

(i) 80,000 Ordinary Shares of €0.32 each

(ii) Maximum of 70,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

(i) €16.58

(ii) Not applicable - this notification refers to a share award

22. Total number of shares or debentures over which options held following notification

460,640 Ordinary Shares under Share Option Schemes

Maximum of 117,687 Ordinary Shares that may vest under the 2006 Performance Share Plan

1,580 Ordinary shares under Savings-related Share Option Scheme

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Angela Malone

+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Angela Malone

Company Secretary

Date of notification

15th April 2009

  NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Glenn A. Culpepper

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Glenn A. Culpepper

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8. State the nature of the transaction

(i) Grant of options under the CRH 2000 Share Option Scheme

(ii) Award under the CRH 2006 Performance Share Plan

- see details below

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

  11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

(i) and (ii) 14th April 2009

18. Period during which or date on which it can be exercised

(i) 14th April 2012 to 13th April 2019

(ii) Between March 2012 and April 2013

19. Total amount paid (if any) for grant of the option

(i) €1.00

(ii) Nil

20. Description of shares or debentures involved (class and number)

(i) 35,000 Ordinary Shares of €0.32 each

(ii) Maximum of 47,500 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

(i) €17.30

(ii) Not applicable - this notification refers to a share award

22. Total number of shares or debentures over which options held following notification

275,544 Ordinary Shares under Share Option Schemes

Maximum of 69,680 Ordinary Shares that may vest under the 2006 Performance Share Plan

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Angela Malone

+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Angela Malone

Company Secretary

Date of notification

15th April 2009

  NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Albert Manifold

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Albert Manifold

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8. State the nature of the transaction

(i) Grant of options under the CRH 2000 Share Option Scheme

(ii) Award under the CRH 2006 Performance Share Plan

- see details below

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

  11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

(i) and (ii) 14th April 2009

18. Period during which or date on which it can be exercised

(i) 14th April 2012 to 13th April 2019

(ii) Between March 2012 and April 2013

19. Total amount paid (if any) for grant of the option

(i) €1.00

(ii) Nil

20. Description of shares or debentures involved (class and number)

(i) 50,000 Ordinary Shares of €0.32 each

(ii) Maximum of 47,500 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

(i) €16.58

(ii) Not applicable - this notification refers to a share award

22. Total number of shares or debentures over which options held following notification

233,503 Ordinary Shares under Share Option Schemes

Maximum of 91,860 Ordinary Shares that may vest under the 2006 Performance Share Plan

1,580 Ordinary shares under Savings-related Share Option Scheme

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Angela Malone

+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Angela Malone

Company Secretary

Date of notification

15th April 2009

  NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Mark S. Towe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Mark S. Towe

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8. State the nature of the transaction

Award under the CRH 2006 Performance Share Plan

- see details below

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

  11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

14th April 2009

18. Period during which or date on which it can be exercised

Between March 2012 and April 2013

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved (class and number)

Maximum of 76,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable - this notification refers to a share award

22. Total number of shares or debentures over which options held following notification

520,987 Ordinary Shares under Share Option Schemes

Maximum of 118,142 Ordinary Shares that may vest under the 2006 Performance Share Plan

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Angela Malone

+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Angela Malone

Company Secretary

Date of notification

15th April 2009

  NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

 (i) a transaction notified in accordance with the Market Abuse Rules

3. Name of person discharging managerial responsibilities/director

Mairtin Clarke

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Mairtin Clarke

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8. State the nature of the transaction

(i) Grant of options under the CRH 2000 Share Option Scheme

(ii) Award under the CRH 2006 Performance Share Plan

- see details below

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

  11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

(i) and (ii) 14th April 2009

18. Period during which or date on which it can be exercised

(i) 14th April 2012 to 13th April 2019

(ii) Between March 2012 and April 2013

19. Total amount paid (if any) for grant of the option

(i) €1.00

(ii) Nil

20. Description of shares or debentures involved (class and number)

(i) 25,000 Ordinary Shares of €0.32 each

(ii) Maximum of 50,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

(i) €16.58

(ii) Not applicable - this notification refers to a share award

22. Total number of shares or debentures over which options held following notification

383,530 Ordinary Shares under Share Option Schemes

Maximum of 95,469 Ordinary Shares that may vest under the 2006 Performance Share Plan

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Angela Malone

+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Angela Malone

Company Secretary

Date of notification

15th April 2009

  NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

 (i) a transaction notified in accordance with the Market Abuse Rules

3. Name of person discharging managerial responsibilities/director

Henry Morris

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Henry Morris

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8. State the nature of the transaction

(i) Grant of options under the CRH 2000 Share Option Scheme

(ii) Award under the CRH 2006 Performance Share Plan

- see details below

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

  11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

(i) and (ii) 14th April 2009

18. Period during which or date on which it can be exercised

(i) 14th April 2012 to 13th April 2019

(ii) Between March 2012 and April 2013

19. Total amount paid (if any) for grant of the option

(i) €1.00

(ii) Nil

20. Description of shares or debentures involved (class and number)

(i) 25,000 Ordinary Shares of €0.32 each

(ii) Maximum of 50,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

(i) €16.58

(ii) Not applicable - this notification refers to a share award

22. Total number of shares or debentures over which options held following notification

236,597 Ordinary Shares under Share Option Schemes

Maximum of 81,607 Ordinary Shares that may vest under the 2006 Performance Share Plan

1,580 Ordinary shares under Savings-related Share Option Scheme

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Angela Malone

+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Angela Malone

Company Secretary

Date of notification

15th April 2009

  NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

 (i) a transaction notified in accordance with the Market Abuse Rules

3. Name of person discharging managerial responsibilities/director

Jack Golden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Jack Golden

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8. State the nature of the transaction

Award under the CRH 2006 Performance Share Plan

- see details below

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

  11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

14th April 2009

18. Period during which or date on which it can be exercised

Between March 2012 and April 2013

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved (class and number)

Maximum of 20,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable - this notification refers to a share award

22. Total number of shares or debentures over which options held following notification

132,513 Ordinary Shares under Share Option Schemes

Maximum of 33,308 Ordinary Shares that may vest under the 2006 Performance Share Plan

2,772 Ordinary shares under Savings-related Share Option Scheme

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Angela Malone

+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Angela Malone

Company Secretary

Date of notification

15th April 2009

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date: 15 April 2009

                                                    By: ___/s/ Glenn Culpepper___

G. Culpepper
                                                        Finance Director